UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Eastern Company

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

276317104

(CUSIP Number)

JAM Capital Partners Management, LLC

Attn: Cliff Orr

16 Boardwalk Plaza

St. Simons Island, GA 31522

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 276317104	13D	Page 2 of 3 Pages

1. Names of Reporting Persons.
JAM Capital Partners Management, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
0

9. Sole Dispositive Power
0

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0.0%
14. Type of Reporting Person
IA

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission dated March 17, 2014 (the “Schedule 13D”), with respect to the Common Stock, no par value (the “Common Stock”), of The Eastern Company, a Connecticut corporation (the “Corporation”). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Person hereby amends and supplements the Schedule 13D as follows.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 (a), (c) and (e) is hereby amended and restated in its entirety to read as follows:

(a) As of the date of this filing, the Reporting Person does not beneficially own shares of the Common Stock.

(c) On April 23, 2014, all 319,857 Shares beneficially owned by the Reporting Person were sold in a block trade at a price of $16.00 per share, not including any brokerage fees.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock as of April 23, 2014.

CUSIP No. 276317104	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2014

JAM CAPITAL PARTNERS MANAGEMENT LLC

By: /s/ Cliff Orr

Name: Cliff Orr

Its: Managing Director & Portfolio Manager